Exhibit 99.1

NEWS RELEASE

Hydro One Chief Financial Officer accepts new role

TORONTO, April 26, 2017 – Hydro One Limited (TSX:H) today announced that Michael Vels, Chief Financial Officer, will be leaving Hydro One effective May 19, 2017 to assume the position of Executive Vice President and Chief Financial Officer of Empire and its wholly-owned subsidiary Sobeys Inc.

“We appreciate Michael’s many contributions to Hydro One during his tenure,” said Mayo Schmidt, President and Chief Executive Officer of Hydro One. “Over the past two years, Michael has been instrumental in transitioning Hydro One into an investor owned utility following the successful completion of the Initial Public Offering in 2015. On behalf of the Hydro One team we wish Michael all the very best in his new endeavors.”

Hydro One will commence an immediate search for a CFO successor.

About Hydro One Limited:

We are Ontario’s largest electricity transmission and distribution provider with more than 1.3 million valued customers, $25 billion in assets and annual revenues of over $6.5 billion. Our team of 5,500 skilled and dedicated employees proudly and safely serves suburban, rural and remote communities across Ontario through our 30,000 circuit km high-voltage transmission and 123,000 circuit km primary distribution networks. Hydro One is committed to the communities we serve, and has been rated as the top utility in Canada for its corporate citizenship, sustainability, and diversity initiatives. We are one of only four utility companies in Canada to achieve the Sustainable Energy Company designation from the Canadian Electrical Association. We also provide advanced broadband telecommunications services on a wholesale basis utilizing our extensive fibre optic network. Hydro One Limited’s common shares are listed on the Toronto Stock Exchange (TSX: H). For more information about everything Hydro One, please visit www.HydroOne.com.

Investors:

Bruce Mann

Vice President, Investor Relations

investor.relations@hydroone.com

416-345-5722

Media:

Natalie Poole-Moffatt

Vice President, Corporate Affairs

media.relations@hydroone.com

416-345-6868

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